ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341




04030324



19 May 2004

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America




MACQUARIE
BANK

Dear Sir/Madam

Macquarie Bank Limited (File Number 82-34740) documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633


MACQUARIE
BANK

18 May 2004

Companies Announcements Platform
Australian Stock Exchange Limited
Bridge Street
Sydney NSW 2000

Dear Sirs,

Dividend Reinvestment Plan

The last date for the receipt of an election notice for participation in the MBL Dividend Reinvestment Plan in relation to the final dividend to be paid on 2 July 2004 is 27 May 2004.

Yours sincerely,

Dennis Leong
Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mark Johnson
Date of last notice	29 August 2003 but 23 May 2003 re shares in Macquarie Bank Limited (MBL)

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	6 June 2003
No. of securities held prior to change	796,584 fully paid MBL ordinary shares
Class	Fully Paid Ordinary Shares
Number acquired	nil
Number disposed	50,000 shares
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$28.6337 per MBL share

G:\CAG\COS\DLEONG\BRD\ASX notices\JOHNSON\mrj14052004.doc

+ See chapter 19 for defined terms.


MACQUARIE
BANK

Macquarie Bank Limited

UBS Global Financial Services Conference



Greg Ward

Chief Financial Officer

12 May 2004


MACQUARIE
BANK

Disclaimer

This material has been prepared for professional investors.

The firm preparing this report has not taken into account any customer's particular investment objectives, financial resources or other relevant circumstances and the opinions and recommendations herein are not intended to represent recommendations of particular investments to particular customers. All securities transactions involve risks, which include (among others) the risk of adverse or unanticipated market, financial or political developments and, in international transactions, currency risk. Due care and attention has been used in the preparation of forecast information. However, actual results may vary from forecasts and any variation may be materially positive or negative. Forecasts, by their very nature, are subject to uncertainty and contingencies many of which are outside the control of Macquarie Bank Limited (Macquarie).


MACQUARIE
BANK

A unique financial institution

- → Diversified financial services in Australia
- → Focused participant in international markets
- → Market capitalisation A$7.5b ~ 25th on ASX
- → Total assets – A$36.8 billion
- → Funds under management - A$56.7 billion
- → Credit rating – P1/A2, A1/A
- → Consistent strategic approach
  - → Full service in Australia
  - → Focused international operations
  - → Investment in growth through the cycle

Market capitalisation as at close of business 30 April 2004. Source: Australian Financial Review, Monday 3 May 2004. Earnings based on 12 months ended 30 Sept 2003. Assets, FUM at 30 Sept 2003.


MACQUARIE
BANK

Strategic overview

- Seek leading market shares in Australian financial services market
- Target niche markets internationally where we can add special value
- Our management philosophy a balance between
  - Operating freedom and encouragement of innovation
  - Strict controls on risk limits and observance of professional standards
  - Enabled us to attract teams e.g. investment banking businesses of BT Australia, Portland Group, Security Capital Group Inc., ING Asia
- Organic growth, focus on areas adjacent to existing businesses
- Diversity of income streams
- Strong financial position provides strategic flexibility
- Continued focus on specialist funds


MACQUARIE
BANK

Active Globally

includes Macquarie Securities Asia (ING)


North America
320 staff
Europe
287 staff
Asia
610 staff
South Americ
16 staff
Africa
19 staff
Australia
4,359 staff
NZ
105 staff

Over 5,700 employees in 22 countries


MACQUARIE
BANK

Focused businesses in Asia Pacific

Beijing
- Corporate & structu[obscured]
  & advisory

Tianjin
- Property finance & [obscured]
- Property funds mgt
- Property development

Shanghai
- Property finance & advisory
- Property development
- Mortgages and securitisati[obscured]
- Institutional stockbroking

Indonesia, Thailand & The Philippines
- Institutional stockbroking & research

Malaysia
- Corporate & structured finance & advisory
- Traditional funds mgt

Singapore
- Corporate & structured finance & advisory
- Leasing
- Institutional stockbroking & research

Taiwan
- Traditional funds mgt
- Institutional stockbroking & research

Full service

Wellington
- Retail financial services & advisory
- Institutional stockbroking

Christchurch
- Retail financial services & advisory

Korea
- Corporate & structured finance & advisory
- Infrastructure finance & advisory
- Property finance & advisory
- Infrastructure funds mgt
- Property funds mgt
- Traditional funds mgt
- Commodity derivatives
- Futures broking
- Financial markets derivatives
- Cross border leasing
- Leasing
- Equity derivatives and structured products
- Institutional stockbroking & research

Japan
- Corporate & structured finance & advisory
- Infrastructure finance & advisory
- Infrastructure asset mgt
- Financial products
- Cross border leasing
- Leasing
- Equity derivatives and structured products
- Institutional stockbroking & research

Hong Kong
- Corporate & structured finance & advisory
- Infrastructure finance & advisory
- Property finance & advisory
- Property funds management
- Commodity derivatives
- Cross border leasing
- Equity derivatives and structured products
- Institutional stockbroking & research

Auckland
- Retail financial services & advisory
- Funds mgt
- Corporate and structured finance
- Leasing
- Institutional stockbroking


MACQUARIE
BANK

Focused businesses in the Americas

Vancouver
- Corporate & structured finance & advisory

Toronto
- Corporate & structured finance & advisory
- Infrastructure finance & advisory
- Infrastructure funds mgt
- Equipment Leasing

Seattle
- Property finance

San Francisco
- Institutional stockbroking

San Jose
- Equipment leasing

Los Angeles
- Property finance
- Financial products
- Golf course residential development

San Diego
- Equipment leasing

Memphis
- Mortgages origination

Houston
- Energy finance

Charleston
- Agricultural commodities trading & structuring

Boston
- Equipment leasing

New York
- Corporate & structured finance & advisory
- Infrastructure finance & advisory
- Infrastructure funds mgt
- Real estate investment banking
- Metals & mining finance, structuring & trading
- Agricultural commodities trading & structuring
- Futures
- Energy markets derivatives marketing
- Financial products
- Cross border leasing
- Equipment Leasing
- Institutional stockbroking & research

Chicago
- Property funds mgt
- Real estate investment banking

Jupiter
- Golf course residential development

Sao Paulo
- Equity derivatives marketing
- Agricultural commodities marketing, trading & structuring


MACQUARIE
BANK

Focussed businesses in Europe, Africa and the Middle East

United Kingdom
- Corporate & structured finance & advisory
- Infrastructure finance & advisory
- Wholesale property equity raising
- Specialised funds mgt
- Traditional funds mgt
- Metals and mining finance, structuring & trading
- Agricultural commodities
- Debt Markets
- Futures
- Energy markets derivatives trading
- Equity derivatives and structured products
- Securities lending
- Cross border leasing
- Financial products
- Leasing
- Institutional stockbroking & research

Ireland
- Leasing

France
- Leasing
- Institutional stockbroking

Germany
- Corporate & structured finance & advisory
- Infrastructure finance & advisory
- Equity derivatives and structured products
- Cross border leasing
- Financial products
- Leasing
- Institutional stockbroking

Austria
- Corporate & structured finance & advisory
- Cross border leasing
- Leasing

Switzerland
- Institutional stockbroking

Bahrain
- Wholesale property equity raising

South Africa
- Corporate & structured finance & advisory
- Infrastructure finance & advisory
- Infrastructure funds mgt
- Equity derivatives
- Capital markets financing

Managed assets across the globe

MACQUARIE BANK



USA
Detroit Windsor Tunnel
SR125 South
Parking Company of America Airports
AvPORTS Aviation
Michigan Electric Transmission Co.
ChicagoThermal*
Atlantic Aviation*
DDR
Prologis
Macquarie Countrywide
Portugal
Tagus Crossing
Algarve toll road
Norte Litoral toll road
UK
M6 toll
Yorkshire Link
Bristol Airport
Birmingham Airport
South East Water
Sweden
Arlanda Express
Germany
Warnow Tunnel
Canada
407 ETR
AltaLink
Cardinal Power
Japan
Hakone Turnpike
Schroder Asian properties
Chile
Talca-Chillian
Temuco-Rio Bueno
Collipulli-Temuco
Santiago-Talca
New Zealand
Macquarie Goodman
Macquarie Countrywide
Hong Kong, Singapore, China
Schroder Asian properties
Africa
N3 toll road
N4 Maputo toll road
Bakwena Platinum Corridor
Kilimanjaro Airport (Tanzania)
Airport Co. of SA
Telkom Ucingo
ICO Global
Italy
Rome Airport
Genoa Airport
Lamezia Terme Airport
Spain
Autema
Ausol I
Ausol II
Europistas
M45
Artxanda
Radial 4
South Korea
Soojungsan Tunnel
Kwangju toll road
Daegu-Busan Expressway
Baekyang Tunnel
Machang Bridge
Kukdong Building
Schroder Asian properties
Australia
Gorodok Ethane Pipeline
Adelaide Airport
Asia Pacific transport
Prospect Water
Electranet SA
Broadcast Australia
Sydney Airport
Reef Networks
Eastern Distributor
M2, M4, M5, Westlink M7
Transcore
Airtrain Citylink
Macquarie Countrywide
Macquarie Office
Macquarie Goodman

* Subject to financial close

Transport services   Utilities   Roads   Property   Communications   Airports   Other


MACQUARIE
BANK

Assets under management

3rd largest fund manager in Australia*


AUM by specialisation
($Ab)
60
50
40
30
20
10
0
1H 02
2H 02
1H 03
2H 03
1H 04
FSG/FMG - wholesale
Infrastructure
Development capital & other
FSG/FMG - retail
Property

* Rainmaker Information: September Quarter 2003, issued December 2003


MACQUARIE
BANK

Where the income comes from

1H04 by business segment

Investment banking 29% (pcp 31%)

Up 10%*

- Mergers and acquisitions, advisory and underwriting
- Institutional stockbroking
- Financial products

Asset & wealth management 34% (pcp 30%)

Up 33%*

- Infrastructure, property and other specialist funds
- Retail and wholesale funds management and private client broking

Lending 14% (pcp 15%)

Up 13%*

- Banking and securitised lending
- Equipment and other leasing
- Property lending
- Other lending

Financial markets 23% (pcp 24%)

Up 19%*

- Commodities
- Equity derivatives
- FX, futures, treasury and debt markets

* Increase on prior corresponding period


MACQUARIE
BANK

International operating income by region and Group

Growth across most regions and Groups


Region
A$m
400
350
300
250
200
150
100
50
0
1H 03
2H 03
1H 04
New Zealand
Africa
Asia
Americas
Europe


Group
A$m
400
350
300
250
200
150
100
50
0
1H 03
2H 03
1H 04
FSG
FMG
B&P
EMG
T&C
IBG


MACQUARIE
BANK

Key features of Macquarie's approach - risk management

- Risk management is top priority for all senior managers
- Strong risk management systems and culture
- Breaches of limits are taken seriously and without regard to impact on profit
- The Bank promotes a sense of responsibility for and ownership of risk at a business level
- Senior management group has been consistent for a long time and focused on the long term
- Experienced risk management and management teams
  - Average length of tenure for Executive Committee members approx. 20 years


MACQUARIE
BANK

Key features of Macquarie's approach - focus on people

- Devoted substantial resources to developing, hiring, retention, remuneration and other staff practices since inception in 1969
- Management works hard at being a preferred employer in Australia
  - Employment brand
  - Graduate recruitment
  - Equal opportunity
  - Significant investment in training, communication and conditions
  - Staff feedback monitored by continuing performance reviews and through formal staff survey every 2 years
- Results:
  - Very high retention levels among middle to senior management
  - Lower than average industry turnover amongst staff
  - Named one of the Best Employers to Work for in Australia (Hewitt Associates) in 2003, for the third year running


MACQUARIE
BANK

Key features of Macquarie's approach - remuneration

- → Our remuneration approach is a critical factor in delivering for shareholders
- → Staff incentivised to make a difference and develop businesses
- → Consistent approach to remuneration:
  - → Formula-driven profit share system has applied since inception
  - → Aligns interests of staff and shareholders
- → Retention and deferral arrangements encourage long term commitment
  - → For senior staff, Executive Directors:
    - → Bonuses vest over first 10 years
    - → 30% of bonuses withheld during term of employment
    - → Can be forfeited under certain circumstances
- → A sense of ownership through employee equity participation
  - → Staff hold 4% of fully paid shares, approx. 15% including options


MACQUARIE
BANK

Record of profit growth

19.9% compound annual growth*

A$m
500
450
400
350
300
250
200
150
100
50
0
30 September
31 March
FY 1993
FY 1994
FY 1995
FY 1996
FY 1997
FY 1998
FY 1999
FY 2000
FY 2001
FY 2002
FY 2003
HY 2004

Earnings shown for 2004 are indicative only and reflect statements made by Macquarie at the Bank's Operational Briefing on 5 February 2004 that second half earnings "is now expected to be broadly in line with, or slightly exceed, the first-half record profit"

* 10 years to 30 September 2003


MACQUARIE
BANK

Record of EPS growth

15.5% compound annual growth*

Acents
180
160
140
120
100
80
60
40
20
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
HY2004

* 10 years to 30 September 2003


MACQUARIE
BANK

Some recent initiatives

Infrastructure funds

→ Atlantic Aviation – agreed to acquire US airport services company – April 2004

→ Macquarie Power Income Fund – IPO on Toronto Stock Exchange (MPT.UN) – April 2004

→ Macquarie European Infrastructure Fund (MEIF) – A$670 raised – April 2004. Seed assets include:

  → 50.1% interest in South East Water (UK)

  → 100% interest in Arlanda Express airport rail link (Sweden)

→ Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund established – closed-end fund IPO on the New York Stock Exchange – March 2004

→ Macquarie Airports (MAp) – subject to security holder approval MAp will acquire additional 21.5% of Macquarie Airports Group, total holding will be 61.6% – March 2004


MACQUARIE
BANK

Some recent initiatives

Infrastructure funds (cont.)

- Diversified Utilities Energy Trust (DUET) – announced proposed ASX listing and joint venture with AMP – March 2004
- Korean Road Infrastructure Fund (KRIF): Third close – January 2004; Two additional investments announced – Baekyang Tunnel and Machang Bridge – March 2004
- Japan Infrastructure Group (JIG) established with Development Bank of Japan, Hakone Turnpike (Japan) acquired – March 2004
- Macquarie Essential Assets Partnership (MEAP) acquisition of second asset, an 18% stake in Michigan Electric Transmission Company – December 2003

Investment Banking

- Macquarie announced acquisition of 100% of the ING institutional stockbroking businesses across Asia – March 2004
  - Acquired over 400 staff across 15 countries
  - Performance to date in line with expectations


MACQUARIE
BANK

Some recent initiatives

Property funds

- → Listing of Korean REIT – first offshore listed fund – January 2004
- → Macquarie DDR Trust – US community shopping centre assets
  - → ASX listing – November 2003
  - → Acquired A$722.3m new US properties and announced A$280m entitlement offer – April 2004

Direct Investment

- → Realisations via IPO of a number of investments including JB Hi-Fi (listed October 2003), Repco (listed November 2003) and InvoCare (listed December 2003)

Commodities

- → Australian-based physical cotton trading business commenced – December 2003


MACQUARIE
BANK

Market conditions have been very favourable in 2003/04

- → Equity markets performing strongly both domestically and internationally
  - → Good levels of broking activity – institutional and retail
  - → Good interest in other retail products
- → Strong Australian IPO market
- → Strong property market
- → Improving corporate confidence
- → Continuing good credit quality
- → Volatile AUD generating strong customer flows

* This information was presented at the Bank's Operational Briefing on 5 February 2004


MACQUARIE
BANK

Outlook

- Annual result will be announced Tuesday 18 May 2004
- Announced February 2004 that:
  - Second-half 2004 profit is now expected to be broadly in line with, or slightly exceed, the first-half record profit
  - However, repeating this result in 2004/5 will be challenging for following reasons:
    - 2004 has benefited from extremely favourable domestic, and favourable international, market conditions
    - 2004 has benefited significantly from some asset realisations which are the culmination of years of investment
    - Weaker USD will impact international income and USD denominated trading income
- Expect continued growth over medium-term from continuing initiatives

* This information was presented at the Bank's Operational Briefing on 5 February 2004


MACQUARIE
BANK

Full year result

- → To be announced 18 May 2004
  - → 2.30 p.m. (Australian Eastern Standard Time)
- → Webcast available live and archived
  - → www.macquarie.com.au/investor_information